Exhibit 99.1
LINKTONE ANNOUNCES INTENTION TO ADJOURN ANNUAL
SHAREHOLDER MEETING
SHANGHAI, China, October 3, 2007 — Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive media and entertainment products and services to consumers in China, announced today that it intends to call to order and immediately adjourn its scheduled October 8, 2007 annual general meeting of shareholders so that its Board of Directors and the nominating and compensation committee of the Board can evaluate additional candidates for the Board which have been identified. The new date for continuation of the annual shareholders meeting will be announced once it is determined by the Board, at which time it is expected that a new notice of meeting and proxy voting materials will be circulated to shareholders.
ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

Edward Liu	Brandi Piacente
Linktone Ltd.	The Piacente Group, Inc.
Tel: 86-21-6361-1583	Tel: 212-481-2050
Email: edward.liu@linktone.com	Email: brandi@thepiacentegroup.com